UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 12, 2008

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated interim financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated interim financial statements for the nine-month periods ended September 30, 2008 and 2007 have been subject to limited reviews performed by Sibille, and for the nine-month periods ended September 30, 2006, 2005 and 2004 have been subject to limited reviews performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated interim financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the nine-month periods ended September 30, 2008 and 2007 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

1

2. Results of Operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2008 and 2007:

	2008	2007	Variation
	(in millions of Pesos)
Net revenues	1,110.0	909.9	200.1
Gas transportation	383.6	388.5	(4.9)
NGL production and commercialization	648.4	456.8	191.6
Other services	78.0	64.6	13.4
Costs of sales	(553.8)	(463.9)	(89.9)
Operating costs	(402.5)	(317.3)	(85.2)
Depreciation and amortization	(151.3)	(146.6)	(4.7)
Gross profit	556.2	446.0	110.2
Administrative and selling expenses	(171.8)	(84.4)	(87.4)
Operating income	384.4	361.6	22.8
Other (expense) / income, net	(15.2)	1.0	(16.2)
Gain on related companies	1.4	0.8	0.6
Net financial expense	(67.7)	(126.6)	58.9
Income tax expense	(129.8)	(114.0)	(15.8)
Net income	173.1	122.8	50.3

Overview

For the nine-month period ended September 30, 2008, the Company has reported a net income of Ps. 173.1 million, in comparison to the Ps. 122.8 million net income recorded in 2007. This increase was mainly due to a positive variation of the net financial expense of Ps. 58.9 million generated basically by the Ps. 32.5 million gain obtained with the prepayment of notes for a nominal value of US$ 50 million in 2008 period. Moreover, a higher operating income of Ps. 22.8 million contributed to increase the net income. Both positive effects were partially offset by a negative variation in other (expense) / income, net and income tax expense.

Net revenues

Gas transportation

Gas transportation segment represented approximately 35% and 43% of total net revenues earned during the nine-month periods ended September 30, 2008 and 2007, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the nine-month period ended September 30, 2008 decreased by Ps. 4.9 million compared to the same period 2007. This decrease was principally a consequence of lower interruptible gas transportation services rendered, which caused a Ps. 8.0 million revenue decline, partially offset by additional revenue generated by new firm transportation contracts signed with natural gas producer and industrial clients, which became effective in March and May 2007.

On October 9, 2008 TGS signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase should be invested in the pipeline system. Temporarily, these funds will be deposited in a trust fund. The tariff increase will come into effect once the provisional agreement is ratified by a decree from the Executive Branch. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government (for further information, see Note 7.a. to the consolidated interim financial statements).

NGL production and commercialization

Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 58% and 50% of TGS’s total net revenues during the nine-month periods ended September 30, 2008 and 2007, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its NGL production in the domestic and the international markets. TGS sells part of its production of propane and butane to NGL marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

The NGL Production and Commercialization segment revenue increased by Ps. 191.6 million in the nine-month period ended September 30, 2008 in comparison to the same period 2007. This increase was caused mostly by higher NGL international reference prices of propane, butane and natural gasoline and, to a lesser extent, higher volumes sold.

During 2007 and 2008 winter seasons, the Cerri Complex experienced natural gas supply interruptions as instructed by the Argentine government in order to increase the supply to residential clients and thermoelectrical plants, considering the low availability of hydroelectric energy, the higher costs of alternative fuels and the severe winter season in 2007. These natural gas supply interruptions were fewer in winter season 2008 (mainly in the third quarter), as a consequence of a warmer weather conditions and additional contribution of natural gas imported by ENARSA, which were injected in the pipeline system by a liquefied natural gas regasification ship. This ship operated from the beginning of June to mid-September and provided the local market with approximately 141 million cubic feet per day (“MMcf/d”).

On September 30, 2008 Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles where the industry players committed to reduce LPG prices since October 1, 2008, with the aim to guarantee to the low-income consumers a substantial decrease in the LPG bottle price. This price reduction will be partially offset by a subsidy which will be paid by a trust fund created to that purpose. This trust fund will receive the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine Government. An estimate of the impact in TGS annual revenues, considering the prices before this agreement, implies a reduction in approximately Ps. 7 million.

Other services

Other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services revenues also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the nine-month period ended September 30, 2008, Other services revenues reflected an increase of Ps. 13.4 million as compared to the same period of 2007. This increase primarily stems from higher revenues generated by construction services, explained mostly by the management service rendered to the gas trust regarding the 247 MMcf/d pipeline expansion (for further information, see Note 7.b. to the consolidated interim financial statements).

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the nine-month period ended September 30, 2008 rose by Ps. 177.3 million in comparison with the same period of 2007. This variation is mostly attributable to: (i) a Ps. 84.3 million increase in tax on exports, derived mainly from significant increases in the rates associated with the variable export tax regime implementation which affects LPG and natural gasoline exports; (ii) a Ps. 52.1 million rise in NGL costs; and, (iii) higher labor costs of Ps. 19.2 million.

Other (expense) / income, net

Other (expense) / income, net registered a negative variation of Ps. 16.2 million in the nine-month period ended September 30, 2008, compared to the same period of 2007. This was the result of the gain generated by the partial reversal of an allowance (of Ps. 15.5 million) recorded in the 2007’s period in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002), as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption (for further information see Note 9.a. to the consolidated interim financial statements).

Net financial expense

Net financial expense for the nine-month period ended September 30, 2008 reported a Ps. 58.9 million positive variation as compared to the same period 2007.  The breakdown of net financial expense is as follows:

	2008	2007
	(in millions of Pesos)
Generated by assets
Interest income	12.5	22.8
Foreign exchange (loss) / gain	(7.8)	18.7
Subtotal	4.7	41.5

Generated by liabilities
Interest expense	(103.4)	(113.1)
Foreign exchange gain / (loss)	12.5	(42.4)
Result of the debt prepayment	32.5	10.6
Other expenses and financial charges	(14.0)	(23.2)
Subtotal	(72.4)	(168.1)
Total	(67.7)	(126.6)

This decrease in net financial expense mainly stems from the Ps. 32.5 million gain obtained with the prepayment of notes for a nominal value of US$ 50 million in 2008 period and, the Ps. 23.7 million exchange rate loss recorded in 2007’s period as the local currency depreciated against the US dollar. In addition, interest expense experienced a decline of Ps. 9.7 million, associated with the average indebtedness reduction of almost 20%. These effects were partially compensated by lower interest income generated by current investment.

Income tax

For the nine-month period ended September 30, 2008, the Company reported a Ps. 129.8 million income tax expense, compared to Ps. 114.0 million for the same period of 2007, explained mostly by the higher net income before income tax in the 2008 period.

2

3. Liquidity

The Company’s primary sources and uses of cash during the nine-month periods ended September 30, 2008 and 2007, are shown in the table below:

	2008	2007	Variation
	(in millions of Pesos)
Cash flows provided by operating activities	427.8	371.4	56.4
Cash flows used in investing activities	(152.5)	(154.5)	2.0
Cash flows used in financing activities	(105.6)	(373.2)	267.6
Net increase / (decrease) in cash and cash equivalents	169.7	(156.3)	326.0

Cash flow from operating activities for the nine-month period ended September 30, 2008 amounted to Ps. 427.8 million, which were allocated: Ps. 152.5 million to investment activities, Ps. 105.6 million to financing activities and Ps.169.7 million to increase its cash position at the end of the period.

4. Third quarter 2008 vs. Third quarter 2007

The following table presents a summary of the consolidated results of operations for the third quarters ended September 30, 2008 and 2007:

	2008	2007	Variation
	(In millions of Pesos)
Net revenues	374.7	246.3	128.4
Gas transportation	127.3	135.0	(7.7)
NGL production and commercialization	216.5	94.8	121.7
Other services	30.9	16.5	14.4
Cost of sales	(185.8)	(142.6)	(43.2)
Operating costs	(134.5)	(92.7)	(41.8)
Depreciation and amortization	(51.3)	(49.9)	(1.4)
Gross profit	188.9	103.7	85.2
Administrative and selling expenses	(75.9)	(22.8)	(53.1)
Operating income	113.0	80.9	32.1
Other expense, net	(10.7)	(8.8)	(1.9)
Gain on related companies	0.8	0.2	0.6
Net financial expense	(33.8)	(54.3)	20.5
Income tax	(32.3)	(15.0)	(17.3)
Net income	37.0	3.0	34.0

Total net revenues for the third quarter of 2008 increased by 52.1% in comparison with the same period in 2007. Gas transportation revenue for the third quarter of 2008 presented a Ps. 7.7 million decrease over the same quarter of 2007.

The NGL Production and Commercialization segment revenue presented an increase of Ps. 121.7 million in the three-month period ended September 30, 2008, which mainly reflects a 78% rise in volumes sold. This significant increase was the consequence of a very low production level during 2007’s third quarter following more frequent and longer natural gas supply interruptions as instructed by the Argentine government in said quarter.

In the third quarter of 2008, Other Services revenues reflected a Ps 14.4 million increase compared to the same period of 2007. This variation is explained mainly by revenues generated in 2008 period derived from construction services rendered in relation to the expansion of TGS’s pipeline system and, to a lesser extent, higher income generated by midstream services.

Costs of sales and administrative and selling expenses for the third quarter of 2008 rose by Ps. 96.3 million from Ps. 165.4 million in the 2007 third quarter to Ps. 261.7 million in the 2008 third quarter. This variation mainly stems from an increase of Ps. 48.3 million in tax on exports, resulting from a combination of a rise in tons exported, and the implementation of a variable export tax regime which accounted for an overall increase in rates. In addition, costs associated with the NGL business segment increased by Ps. 28.5 million in the 2008 quarter due to the higher production of NGL.

Net financial expense decreased by Ps. 20.5 million in the third quarter of 2008 from the same quarter of 2007. This variation is mostly explained by a Ps. 32.5 million gain obtained with the prepayment of notes with a nominal value of US$ 50 million in 2008 period. This effect was partially compensated by a higher exchange rate loss, derived from a higher local currency devaluation to the US dollar in the third quarter of 2008.

For the third quarter of 2008, the Company reported a Ps. 32.3 million income tax expense, compared to Ps. 15.0 million for the same quarter of 2007. This increase, of Ps. 17.3 million, is due to higher net income before income tax reported in the third quarter of 2008.

5. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of September 30, 2008, 2007, 2006, 2005 and 2004:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2008	2007	2006	2005	2004
Current assets	872,994	575,197	1,015,102	653,937	1,220,806
Non-current assets	4,195,495	4,342,935	4,399,227	4,503,557	4,563,199
Total	5,068,489	4,918,132	5,414,329	5,157,494	5,784,005
Current liabilities	379,042	266,553	727,404	311,817	3,638,806
Non-current liabilities	1,618,672	1,746,632	1,989,933	2,430,008	17,284
Subtotal	1,997,714	2,013,185	2,717,337	2,741,825	3,656,090
Shareholders’ equity	3,070,774	2,904,946	2,696,991	2,415,669	2,127,915
Minority interest	1	1	1	-	-
Total	5,068,489	4,918,132	5,414,329	5,157,494	5,784,005

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the nine-month periods ended September 30, 2008, 2007, 2006, 2005 and 2004:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated interim financial statements)
	2008	2007	2006	2005	2004
Operating income	384,350	361,648	430,918	307,074	342,006
Other (expense) / income, net	(15,140)	1,040	15,481	(3,657)	(10,747)
Gain / (loss) on related companies	1,394	767	(593)	2,467	(720)
Net financial expense	(67,680)	(126,652)	(159,501)	(92,468)	(246,472)
Net income before income tax	302,924	236,803	286,305	213,416	84,067
Income tax expense	(129,787)	(113,986)	(13,467)	(4,347)	(14,824)
Net income for the period	173,137	122,817	272,838	209,069	69,243

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7. Statistical Data (Physical Units)

	Nine-month period ended September 30,					Third quarter ended September 30,
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2,59	2,56	2,53	2,37	2,24	2,60	2,59	2,53	2,50	2,28
Average daily deliveries (in Bcf/d)	2,29	2,26	2,21	2,06	2,21	2,56	2,41	2,42	2,33	2,36
NGL production and commercialization
* Production
Ethane (in short tons)	247,532	236,987	309,141	273,718	294,269	73,849	53,665	105,499	96,474	92,238
Propane and butane (in short tons)	387,927	343,684	438,697	346,095	422,761	138,958	71,158	146,567	118,007	131,219
Natural Gasoline (in short tons)	85,904	73,835	92,385	74,616	87,507	30,516	14,949	30,449	25,647	27,289
* Local market sales (a)
Ethane (in short tons)	247,532	236,987	309,141	273,718	294,269	73,849	53,665	105,499	96,474	92,238
Propane and butane (in short tons)	213,749	197,307	240,796	230,100	234,509	82,927	54,096	100,167	90,077	73,400
Natural Gasoline (in short tons)	573	2,507	3,286	3,385	8,538	573	753	934	1,253	1,784
* Exports (a)
Propane and butane (in short tons)	190,175	143,825	184,446	124,450	209,573	55,499	13,886	42,452	42,917	63,965
Natural Gasoline (in short tons)	84,767	73,329	83,889	69,568	79,018	29,503	14,005	27,009	24,736	26,090

 (a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of September 30,
	2008	2007	2006	2005	2004
Liquidity (Current assets to current liabilities)	2.30	2.16	1.40	2.10	0.34
Shareholders’ equity to total liabilities	1.54	1.44	0.99	0.88	0.58
Non current assets to total assets	0.83	0.88	0.81	0.87	0.79

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2008	2007	2006	2005	2004
January	3.30	4.08	3.25	3.37	3.16
February	3.08	4.00	3.20	3.55	3.06
March	2.90	3.88	3.19	3.40	3.08
April	2.74	4.33	3.11	3.04	2.54
May	2.66	4.84	3.04	3.60	2.38
June	2.30	4.97	3.01	3.26	2.37
July	2.35	4.60	3.18	3.65	2.53
August	2.13	4.27	3.06	3.64	2.58
September	1.88	4.25	3.40	3.79	2.86
October		4.45	3.56	3.80	3.06
November		3.62	3.64	3.50	3.03
December		3.80	4.19	3.36	3.05

10. Outlook

TGS’s key goal in 2008 consists of the creation of the appropriate conditions for the re-composition of the  economic value of the business and the development of alternative expansion mechanisms, by means of prepayment schemes from its clients.

For the NGL production and commercialization segment, TGS’s strategy is targeted at finding alternatives to natural gas availability as the Company moves forward in the value chain, developing innovating solutions related to logistics services. As regards Other services segment, its strategy is directed to focus in the resources required for the development of new business opportunities both in the local market and the regional market settling down in its vast know-how of the business and the industry.

Besides, TGS will also keep the focus on the efficiency of its operations, core to the development of its business, applying new technologies to its processes and participating actively in the market of goods and services to maximize the level of competitiveness in satisfying the natural gas demand.

In the field of internal processes, TGS will be working on an excellence model based on the standards outlined in the National Quality Prize, combining them with its initiatives.

Buenos Aires, November 3, 2008.

Claudio Fontes Nunes
Board of Directors’ Chairman

4

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2008							2007
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Accumulated retained earnings	Other comprehensive (loss) / income	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547	2,782,129
Resolution of the Ordinary Shareholder' Meeting held on April 10, 2008:								
Appropriation to legal reserve	-	-	-	7,375	(7,375)	-	-	-
Cash dividends	-	-	-	-	(32,000)	-	(32,000)	-
Other comprehensive income (Note 6)	-	-	-	-	-	90	90	-
Net income for the period	-	-	-	-	173,137	-	173,137	122,817
Balances at the end of the period	794,495	1,145,012	1,939,507	190,597	940,670	-	3,070,774	2,904,946

The accompanying notes and exhibits are an integral part of these consolidated interim financial statements.

Claudio Fontes Nunes
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by CIESA Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages. The first stage consisted in the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed in September 2005. The second one will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, and corresponds to the cancellation of the remaining debt whose principal amounts to US$ 201 million. This cancellation will be carried out through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold 50% of the common stock. Finally, the Trust will transfer its CIESA’s shareholding to Petrobras Energía, in order to hold the remaining 50%.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the CNV and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of September 30, 2008 and 2007 and December 31, 2007 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the nine-month periods ended September 30, 2008 and 2007 and the year ended December 31, 2007.

a)     Use of estimates

The preparation of the consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

Consolidated interim financial statements for the nine-month periods ended September 30, 2008 and 2007 are unaudited. The consolidated interim financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for the nine-month periods ended September 30, 2008 and 2007 do not necessarily reflect the portion of the Company’s result for the complete fiscal year.

b)     Presentation of consolidated interim financial statements in constant Argentine pesos

The consolidated interim financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated interim financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the nine-month periods ended September 30, 2008 and 2007 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)     Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each period / year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)     Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)     Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)    Current investments

Bank accounts, private bonds and time deposits have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at market value at period / year-end.

g)     Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method and the asset tax credit have been calculated at their nominal value.

h)     Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are  Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”) and have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated interim financial statements. As of September 30, 2008 and December 31, 2007, the investment in Link has been adjusted by Ps. 4,271 and Ps. 4,350, respectively, due to the elimination of intercompany profits. The book value of the investment in EGS as of September 30, 2008 and December 31, 2007 includes Ps. 16 and Ps. 64, respectively, corresponding to the transactions between EGS and the Company in the three-month period ended September 30, 2008 and December 31, 2007. Likewise, for such transactions, the book value of the investment in TGU as of said periods includes Ps. 8 and Ps. 29, respectively.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from June 30, 2008 to September 30, 2008.

i)     Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 1,648 and Ps. 4,245 for the nine-month periods ended September 30, 2008 and 2007, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j)     Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized in the term of the notes issued on May 14, 2007 (Note 6).

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licenses and the expenses related to the creation of the Global Program 2007. Both of these items are being amortized in a 5-year period.

k)    Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax �us�n, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the nine-month periods ended September 30, 2008 and 2007 is as follows:

	2008	2007
Current tax	(131,971)	(490)
Temporary differences variation	2,184	(23,232)
Tax loss carryforwards utilization	-	(90,264)
Income tax expense	(129,787)	(113,986)

The components of the net deferred tax assets and liabilities as of September 30, 2008 and December 31, 2007 are the following:

Non-current deferred tax assets and liabilities	09/30/2008	12/31/2007
Current Investments Interests	(727)	-
Allowance for doubtful accounts	27	27
Deferred revenues	(768)	(683)
Present value other receivables	38	38
Intangible Assets	(2,708)	-
Property, plant and equipment, net	(76,519)	(77,695)
Other provisions	534	869
�us�ning� for contingencies	21,572	16,838
Foreign exchange gain generated by current investments	(416)	177
Labor provisions	3,842	3.120
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(55,125)	(57,309)

(1)

Net of deferred tax asset of Ps. 101 and Ps. 95 (recorded under Other non-current receivables) as of September 30, 2008 and  December 31, 2007, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the nine-month periods ended September 30, 2008 and 2007 as follows:

	2008	2007
Pre-tax income	302,924	236,803
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(106,023)	(82,881)
Permanent differences at statutory income tax rate
- Inflation adjustment	(23,695)	(24,772)
- Non-taxable income or non-deductible expenses	588	(1,419)
- Others	(657)	(4,914)
Income tax expense	(129,787)	(113,986)

The ultimate realization of deferred tax assets is dependent upon the generation of future �us�nin income during the periods in which �us� temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future �us�nin income and tax �us�ning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and �us, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated interim financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of September 30, 2008 would have increased in Ps. 664,491 (generating a net liability position of Ps. 719,717), and a positive effect of Ps. 23,334 and Ps. 24,725 on the Company’s net income for the nine-month periods ended September 30, 2008 and 2007, respectively, would have been recognized. Additionally, in the rest of 2008 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 10-01-08 to 12-31-08	6,971
Year 2009	30,707
Year 2010	30,359
Year 2011	30,305
Year 2012 onwards	566,149
Total	664,491

l)    Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.g).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The breakdown of the asset tax credit as of September 30, 2008 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	22,807	2016
2007	11,332	2017
Income tax accrual	(111,642)
Balance at the end of the period (Note 4.b.)	5,647

m)    Advances from customers in kind

The advances from customers in kind have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

n)    Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)    Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

p)    Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)    Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-Gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other (expense) / income, net for the nine-month periods ended September 30, 2008 and 2007, include the following items:

	2008	2007
(Increase in) / reversal of allowances and provisions (Exhibit E)	(15,730)	4,544
Others	590	(3,504)
Total	(15,140)	1,040

r)    Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the nine-month periods ended September 30, 2008 and 2007 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)    Derivative financial instruments

The Company uses derivative financial instruments agreements entered into with major financial institutions in order to reduce market risk, at a competitive cost in accordance with market conditions, to reduce the impact of fluctuations in foreign currency exchange rates and potential future variability in the floating interest rates. TGS does not use financial instruments with speculative aims.

The forward exchange contract, which was described in Note 6, was recorded at its net realizable value.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other (expenses) / income, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Nine-month period ended September 30, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	383,584	648,417	77,965	-	1,109,966
Operating income / (loss)	156,961	246,454	22,726	(41,791)	384,350
Depreciation of property, plant and equipment	113,100	27,421	10,628	1,225	152,374
Additions to property, plant and equipment	143,665	13,572	3,741	7,163	168,141
Identifiable assets	3,790,838	485,606	185,319	606,726	5,068,489
Identifiable liabilities	289,234	66,061	14,517	1,627,902	1,997,714

Nine-month period ended September 30, 2007
Net revenues	388,532	456,841	64,546	-	909,919
Operating income / (loss)	175,072	199,722	24,300	(37,446)	361,648
Depreciation of property, plant and equipment	111,380	24,021	11,036	1,248	147,685
Additions to property, plant and equipment	78,129	37,825	4,034	6,079	126,067
Year ended December 31, 2007
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	2008	2007
MetroGAS S.A.	135,894	133,727
Camuzzi Gas Pampeana S.A.	69,896	72,427
Gas Natural BAN S.A.	53,068	55,103
Petrobras Energía	23,733	21,134
Camuzzi Gas del Sur S.A.	17,333	20,084

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	2008	2007
PIFC	631,019	310,003
Polisur	173,615	143,154

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

		09/30/2008	12/31/2007
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	19,363	8,773
	Camuzzi Gas Pampeana S.A.	10,830	8,803
	Gas Natural BAN S.A.	7,783	7,479
	Camuzzi Gas del Sur S.A.	3,514	2,128
	Profertil S.A. (“Profertil”)	3,159	1,261
	Repsol-YPF S.A. (“Repsol YPF”)	6,224	3,045
	Total Austral S.A. (“Total Austral”)	2,075	3,345
	Pan American Sur S.R.L. (“PAS”)	1,057	2,948
	Related companies	7,766	4,125
	Others	11,266	12,866
	Subtotal	73,037	54,773
	NGL production and commercialization
	Polisur	31,850	22,032
	Pan American Energy LLC (Argentine Branch) (“PAE”)	-	1,165
	Total Austral	8,960	3,788
	Related companies	86,831	47,848
	Others	8,460	6,827
	Subtotal	136,101	81,660
	Other services
	PAE	-	939
	Profertil	5,130	3,437
	Gas trust fund (Note 7.b.)	25,732	9,230
	Related companies	14,204	2,604
	Others	7,867	13,173
	Subtotal	52,933	29,383
	Allowance for doubtful accounts (Exhibit E)	(716)	(716)
	Total	261,355	165,100

b)	Other current receivables
	Asset tax credit (Note 2.l.)	5,647	-
	Tax credits	1,266	3,928
	Prepaid insurance expense	5,702	4,311
	Advances to suppliers	588	26,127
	Claims to third parties (1)	9,770	25,493
	Subsidies receivable	7,093	9,429
	Others	11,118	8,342
	Total	41,184	77,630

c)	Non-current accounts receivable
	Other services
	Profertil	11,197	13,443
	Total	11,197	13,443

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	101	95
	Asset tax credit	-	113,917
	Easement expense to be recovered	4,233	4,233
	Others	4,907	4,909
	Total	9,241	123,154

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		09/30/2008	12/31/2007
e)	Current accounts payable
	Suppliers	143,377	147,954
	Customers (Credit balances)	18,159	13,594
	Related companies	3,396	2,042
	Total	164,932	163,590

f)	Current taxes payable
	Turnover tax	2,287	568
	Income tax (net of advances and others)	11,974	6,371
	Value added tax (“VAT”)	6,918	106
	Tax on exports	13,108	23,021
	Others	1,927	4,203
	Total	36,214	34,269

g)	Current advances from customers (2)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	4,363	2,411
	Total Austral	7,347	6,426
	Polisur	4,610	-
	Wintershall Energía S.A. (“Wintershall”)	2,577	1,656
	PAS	4,898	4,284
	Others	8,640	585
	Total	32,435	15,362

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	13,405	12,035
	Other provisions	309	119
	Total	13,714	12,154

i)	Non-current taxes payable
	Deferred Income tax (Note 2.k.)	55,226	57,404
	Total	55,226	57,404

j)	Non-current advances from customers (2)
	Aluar	91,912	55,539
	Total Austral	35,390	41,582
	Polisur	1,786	-
	Wintershall	13	2,628
	PAS	23,595	27,721
	Others	-	21
	Total	152,696	127,491

▪

It corresponds to an arbitration claim initiated by TGS against the Bank of America for the amount of US$ 9 million, net of related payments received. The claim is based on the annulment made by the bank, of the transfer of funds to TGS account that had been instructed by the Company on December 6, 2007 to redeem securities of the Columbia Strategic Cash Fund (Cash Fund arranged by the Bank of America). On such date, the Cash Fund entered into a liquidation process, and pledged to refund to the subscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of these consolidated interim financial statements, the Cash Fund has reimbursed to TGS US$ 5.9 million on account of the US$ 9 million (Note 9.e.).

▪

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

 Cash and cash equivalents at the end of the nine-month periods ended September 30, 2008 and 2007 are as follows:

	2008	2007
Cash and banks (1)	140,599	5,369
Current investments	421,941	316,645
Current investments other than cash and cash equivalents	(1,497)	-
Total cash and cash equivalents	561,043	322,014

(1)  As of September 30, 2008, includes Ps. 134,971  corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2008	2007
Acquisition of property, plant and equipment through an increase in accounts payable	3,631	6,002
Financial expense capitalization	(1,648)	(4,245)

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of September 30, 2008 and 2007 for Ps (1,101) and Ps. 19,554, respectively.

6.   LOANS

Short-term and long-term debt as of September 30, 2008 and December 31, 2007 comprises the following:

	09/30/2008	12/31/2007
Current Loans:
1999 EMTN Program: Series 2 notes (1)	94	94
Interests payable	41,715	15,636
Financial leases (annual interest rate of 7.65%)	-	729
Total current loans	41,809	16,459

Non- current loans:
2007 EMTN Program: Series 1 notes	1,410,750	1,574,500
Total non-current loans	1,410,750	1,574,500
Total loans	1,452,559	1,590,959

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The early amortization of the restructured debt generated a Ps. 10,576 gain, which is net of a cost of Ps. 25,222 paid for the prepayment of Tranche B-A (equaled to the 2% of the principal amount), and the Ps. 2,291 premium paid for the equivalent of 0.25% of the residual principal amount of the tendered notes.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments of US$ 125,000,000, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness, on August 8, 2008, TGS proceeded to cancel notes with a nominal value of US$ 50,000,000 which were previously bought on the market at lower prices in comparison with their nominal value, generating a gain of Ps. 32,546.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

a.

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

b.

For the refinancing of the outstanding financial debt.

c.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution, which expiration date was on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounted to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. This transaction generated a Ps. 447 loss which was charged to “Net Financial Results” in the nine-month period ended September 30, 2008.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2008, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process as of the date of the issuance of these consolidated interim financial statements.

On October 9, 2008 TGS signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase should be invested in the pipeline system. Temporarily, these funds will be deposited in a trust fund. The tariff increase will come into effect once the provisional agreement is ratified by a decree from the Executive Branch. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government . In October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated interim financial statements, TGS is evaluating this proposal. According to the provisional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before December 31, 2008 (Emergency Law expiration date). In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

On September 30, 2008 Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles where the industry players committed to reduce LPG prices since October 1, 2008, with the aim to guarantee to the low-income consumers a substantial decrease in the LPG bottle price. This price reduction will be partially offset by a subsidy which will be paid by a trust fund created to that purpose. This trust fund will receive the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine Government.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA’s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of this company.

b)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 102 millions of cubic feet per day (“MMcf/d”). This project involved the construction of approximately 316 miles of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including VAT for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs from the additional transportation capacity and collects an specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs. The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS's investment is being recovered through collection of the remaining 80% of current tariff rate. This surplus is also bound for the payment of operation and maintenance expense of these new assets.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity of TGS pipeline system by 378 MMcf/d. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion (for the nine-month period ended September 30, 2008, the Company recorded a provision of Ps. 25.7 million), and the expansion works management fee for the remaining 85 MMcf/d has not yet been determined. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

In June 2008, expansion works for a transportation capacity of 60 MMcf/d were completed and authorized from a total of 78 MMcf/d scheduled for 2008. An additional expansion of 169 MMcf/d transportation capacity is planned to be on operation in 2009, which includes the construction of a new pipeline in the Magellan Strait.

c)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of September 30, 2008, 2007 and 2006, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax in the Province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.  On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires.

As of September 30, 2008, TGS maintains a provision of Ps. 18.7 million, having partially reversed in the year ended December 31, 2007 the provision related to the ethane sales recorded under the line Other (expenses) / income, net, pursuant to the sentence pronounced in February 2007, mentioned before.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of September 30, 2008, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In September 2008, Tax Bureau of the province of Tierra del Fuego and Islas del Atlantico Sur sent TGS a formal assessment notice for the payment of Ps. 6.1 million corresponding to 2002-2007 period, which was denied by the Company.

As of September 30, 2008, the Company recorded a provision of Ps. 30.7 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of September 30, 2008, the remaining balance of the sentence amounted to Ps. 48.9 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of the works was recorded under "Other Liabilities", offsetting the provision mentioned above. As of September 30, 2008, the net provision amounted to Ps. 13.4 million.

e)

On February 1, 2008, TGS filed an arbitration claim against the Bank of America in order to obtain the refund of US$ 9 million corresponding to the annulment, made by the mentioned bank, of the transfer of funds to TGS account that the Company had instructed the bank to execute on December 6, 2007. The arbitration is conducted under the provisions of the Federal Arbitration Act and the rules of the Judicial Arbitration and Mediation Services, Inc. in the United States of America (Note 4.b.).

f)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of September 30, 2008, TGS has not recorded any provision in respect of this proceeding.

g)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of September 30, 2008 and December 31, 2007, the outstanding balances corresponding to the Board of Directors’ compensations amounted to   Ps. 78. The accrued amounts for such compensation for the nine-month periods ended September 30, 2008 and 2007 were Ps. 718 and Ps. 570, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2008 and December 31, 2007 is as follows:

	09/30/2008		12/31/2007
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	111	-
Petrobras Energía	11,909	2,498	4,558	2,034
Affiliates with significant influence:
Link	210	-	101	-
TGU	216	-	210	-
EGS	-	894	21	-
Other related companies:
PIFC	86,781	-	47,332	-
Área Santa Cruz II U.T.E.	939	-	307	-
Refinor S.A.	571	-	730	-
WEB S.A.	-	-	643	-
Total	100,663	3,392	54,013	2,034

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2008 and 2007 is as follows:

Nine-month period ended September 30, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	23,733	28,850	15,695	2,561	28,081	-
CIESA	-	-	-	-	-	92
Affiliates with significant influence:
Link	-	-	776	-	-	-
EGS	-	-	32	-	-	-
Other related companies:
PIFC	-	631,019	-	-	-	-
Refinor S.A.	-	-	1,091	-	-	-
WEB S.A.	1,886	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,320	-	-	-
Total	25,619	659,869	19,914	2,561	28,081	92

Nine-month period ended September 30, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
CIESA	-	-	-	-	-	92
Petrobras Energía	21,134	17,659	12,774	8,450	27,161	-
Affiliates with significant influence:
Link	-	-	741	-	-	-
TGU	-	-	233	-	-	-
Other related companies:
PIFC	-	310,003	-	-	-	-
Refinor S.A.	-	-	1,247	-	-	-
WEB S.A.	2,027	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,308	-	-	-
Total	23,161	327,662	17,303	8,450	27,161	105

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Energía holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company in which both companies have the ownership of 40% and 60%, respectively, with the aim to set up new businesses in this country. At the date of the issuance of these consolidated interim financial statements, its shareholders have made no capital contributions to this subsidiary which has not commenced operations yet. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

Claudio Fontes Nunes

 Board of Directors’ Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

NON-CURRENT INVESTMENTS

	09/30/2008												12/31/2007
	Description of securities					Issuer information							
							Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net income for the period	Shareholders' equity	% of Common Stock	Book value	
Gas Link S.A.	$1	502,962	503	1,738	(1)	Pipeline construction and operation services	06/30/2008	1,026	1,423	12,263	49.00	699	(1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	327		Pipeline maintenance	06/30/2008	28	239	652	49.00	215	
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	440		Pipeline construction and operation services	06/30/2008	237	443	866	49.00	198	
Total				2,505								1,112	

(1) Includes the elimination of intercompany profits. See Note 2.h).

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

CURRENT INVESTMENTS

	09/30/2008	12/31/2007
Private bonds in foreign currency	92,735	-
Mutual funds in local currency	55,912	64,914
Mutual funds in foreign currency [(1)]	1,497	57,526
Bank account in foreign currency	112,438	24,298
Time deposit in local currency	-	28,386
Time deposit in foreign currency	159,359	245,978
Total current investments	421,941	421,102

[(1)] Includes Ps. 1,497 and Ps. 4,214 as of September 30, 2008 and December 31, 2007, respectively, corresponding to an investment made in the Columbia Strategic Cash Fund, which entered into a liquidation process, and pledged to refund to the suscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of these consolidated interim financial statements, the Cash Fund has reimbursed to TGS approximately US$ 1,0 million.

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

	09/30/2008					12/31/2007		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	43,622	3.095	(1)	135,010	US$	156	485
Investments	US$	118,265	3.095	(1)	366,029	US$	105,436	327,802
Accounts receivables, net	US$	48,305	3.095	(1)	149,504	US$	27,379	85,121
Other receivables	US$	2,962	3.095	(1)	9,167	US$	11,248	34,970
					659,710			448,378
NON-CURRENT ASSETS								
Accounts receivables	US$	3,618	3.095	(1)	11,197	US$	4,324	13,443
Property, plant and equipment, net	US$	1,388	3.095	(1)	4,296	US$	2,167	6,737
	Euro	128	4.355	(1)	557	Euro	903	4,129
					16,050			24,309
					675,760			472,687
CURRENT LIABILITIES								
Accounts payable	US$	11,688	3.135	(2)	36,642	US$	9,026	28,423
	Euro	3	4.412	(2)	13	Euro	153	709
Loans	US$	13,336	3.135	(2)	41,809	US$	5,227	16,459
Advances from customers	US$	4,680	3.135	(2)	14,673	US$	1,848	5,819
					93,137			51,410
NON-CURRENT LIABILITIES								
Loans	US$	450,000	3.135	(2)	1,410,750	US$	500,000	1,574,500
Advances from customers	US$	11	3.135	(2)	34	US$	2,231	7,025
					1,410,784			1,581,525
					1,503,921			1,632,935

(1) Buy exchange rate as of September 30, 2008.
(2) Sell exchange rate as of September 30, 2008.

US$: United States of America dollars

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2008

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	1,497	20,555	-	69,481
With specified maturity				
* Overdue				
Until 09-30-07	-	2,393	148	44,607
From 10-01-07 to 12-31-07	-	2,167	-	1,562
From 01-01-08 to 03-31-08	-	1,063	-	1,559
From 04-01-08 to 06-30-08	-	6,127	-	1,541
From 07-01-08 to 09-30-08	-	24,196	-	1,504
Total overdue	-	35,946	148	50,773
* Non-due:				
From 10-01-08 to 12-31-08	420,444	245,412	41,661	184,999
From 01-01-09 to 03-31-09	-	3,896	-	13,620
From 04-01-09 al 06-30-09	-	3,164	-	4,826
From 07-01-09 al 09-30-09	-	1,680	-	4,922
During 2009 (rest of the year)	-	1,843	-	2,741
During 2010	-	2,983	-	10,967
During 2011	-	2,675	-	10,807
During 2012	-	2,398	-	10,692
From 2013 onwards	-	3,141	1,410,750	117,489
Total non-due	420,444	267,192	1,452,411	361,063
Total with specific maturity	420,444	303,138	1,452,559	411,836
Total	421,941	323,693	1,452,559	481,317

(1) Includes mutual funds, time deposits, private bonds and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 16,327 which bear interests at 5.52% semi-annual rate. From the total credits without specific maturity, Ps. 13,157 correspond to current assets and Ps. 7,398 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 14,255 correspond to current liabilities and Ps. 55,226 to non-current liabilities.

Claudio Fontes Nunes
Board of Directors' Chairman

Independent accountant’s review report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5th. Floor

Buenos Aires

Argentina

1.

We have reviewed the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of September 30, 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended and other related notes and exhibits. The preparation of these financial statements is the responsibility of the Board of Directors of the Company.

2.

We conducted our review in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. A review of interim financial information consists principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the National Securities Commission (“CNV”) regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7, mainly the suspension of the original tariff adjustment regime, the consequent pesification and the lack of readjustment of the tariffs, affected the Company’s economic and financial condition, generating uncertainty as to the future development of the regulated business. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize and consequently whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

5.

Based on our review, we report that the financial statements referred to in paragraph 1 consider all the significant facts and circumstances of which we are aware and we have no observations to make other than those mentioned in paragraph 4.

6.

The consolidated financial statements of TGS as of and for the year ended December 31, 2007, of which the consolidated balance sheet is presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 7, 2008, we issued a qualified opinion for the unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

7.

In addition, we issued a review report dated November 1, 2007 based on our review performed in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements, of TGS’s consolidated financial statements as of and for the nine-month period ended September 30, 2007 of which the consolidated statements of income, of changes in shareholder’s equity and of cash flows are presented for comparative purposes. Such review report included modifications related to unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina

November 3, 2008

SIBILLE

Jorge E. Dietl

Partner

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Date: December 12, 2008

Footnotes

1() Not covered by the Auditor’s Limited Review, except for items 5, 6 and 8.

2